NORTHERN DYNASTY MINERALS LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604) 684-6365 Fax: (604) 684-8092

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

The annual and special general meeting (the “Meeting”) of Shareholders of Northern Dynasty Minerals Ltd. (the “Company”) will be held at The Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, on June 10, 2010 at 2:00 pm, local time, for the following purposes:

1.	To receive the consolidated financial statements for the year ended December 31, 2009, report of the auditor and related management discussion and analysis;

2.	To elect directors for the Company for the ensuing year;

3.	To appoint an auditor of the Company for the ensuing year;

4.	To approve a resolution to alter the Articles of the Company; And

5.	To approve a three year continuation of the Company’s Shareholder Rights Plan Agreement, as amended and restated.

The Information Circular accompanying this notice contains details of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and transact such other business as may properly come before the Meeting or any adjournment thereof.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, May 10, 2010.

BY ORDER OF THE BOARD

Ronald W. Thiessen
President and Chief Executive Officer